

May 6, 2013

<u>Via E-Mail</u>
Mr. Graham Kerr
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street,
Melbourne, Victoria 3000,
Australia

> **Re:    BHP Billiton Limited and BHP Billiton PLC**
> **Form 20-F for the Fiscal Year Ended June 30, 2012**
> **Filed September 18, 2012**
> **File No. 001-09526 and 001-31714**

Dear Mr. Kerr:

    We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Melissa N. Rocha for

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel, and
                                    Mining